UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Fiscal Year Ended December 31, 2011
OR
☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Transition Period from to

Commission File Number: 1-7959

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

(Full title of the plan)

Starwood Hotels & Resorts Worldwide, Inc.

One Starpoint

Stamford, CT 06902

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: THE AUDIT COMMITTEE AND GLOBAL BENEFITS COMMITTEE OF

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 28, 2012

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
Assets:
Investments at fair value	$769,525,267	$763,275,556

Receivables:
Participant contributions	5,888	1,131,338
Employer contributions	1,963,869	1,862,949
Notes receivable from participants	37,419,044	35,579,059
Accrued investment income	43	84

Total receivables	39,388,844	38,573,430

Total assets	808,914,111	801,848,986

Liabilities:
Accrued expenses	127,025	74,052

Total liabilities	127,025	74,052

Net assets available for benefits	$808,787,086	$801,774,934

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income:
Dividends and interest	$10,492,177

Interest income on notes receivable from participants	1,770,473

Contributions:
Participants	73,368,002
Participant rollovers	3,108,192
Employer	34,075,035

Total contributions	110,551,229

Total additions	122,813,879

Deductions from net assets attributed to:
Net depreciation in fair value of investments	40,900,345
Benefits paid to participants	71,904,575
Investment and administrative expenses	3,913,861

Total deductions	116,718,781

Net increase in net assets before plan asset transfers	6,095,098
Assets transferred from other plans, net	917,054

Increase in net assets	7,012,152

Net assets available for benefits, beginning of year	801,774,934

Net assets available for benefits, end of year	$808,787,086

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1)	Description of the Plan

The following description of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Employees of the Company participating in the Plan (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.

Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Plan administered by the Starwood Global Benefits Committee (the “Plan Administrator”). The Plan was originally established effective April 1, 1997.

General

The Plan is a defined contribution plan that qualifies under Section 401(a) of the Internal Revenue Code (“IRC”), subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pre-tax and matching employer contributions in accordance with Section 401(k) and 401(m) of the IRC. The Plan’s assets are held in trust (“Trust”) pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”).

Eligibility

Company employees become eligible to participate in the Plan when they are 21 years of age and have completed an hour of service. The Company does not begin to match contributions until the Participant has completed one year of service as defined by the Plan.

Contributions

Plan Participants may elect to make pre-tax contributions as a percentage of compensation up to 50% of compensation on a pre-tax basis, subject to the Internal Revenue Service limitation of $16,500 per year. The Company makes a matching contribution in an amount equal to 100% of the initial pre-tax contributions up to 1% of eligible compensation and 50% of the pre-tax contributions between 2% and 7% of the Participant’s eligible compensation. Participants direct the investment of their contributions and the Company’s matching contribution into various investment options offered by the Plan.

Participants who are age 50 or older by the end of the applicable Plan year and have contributed the maximum pre-tax contributions allowable by the Plan during the Plan year may make an additional pre-tax catch-up contribution. The catch-up contribution is subject to the Internal Revenue Service limitation of $5,500 per year.

Participants who do not enroll on their own and who do not opt out are automatically enrolled after 90 days, pursuant to the safe harbor for automatic contribution arrangements in IRC Section 401(k)(13). The initial contribution rate for those who are auto-enrolled is 3% of eligible compensation. The 3% contribution rate increases by one percentage point each year to a maximum of 6%.

Vesting

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become 100% vested in the Company’s matching contributions and earnings thereon after two years of service.

Rollover contributions and distributions

Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the 60th day following the day on which the Participant begins to receive the distributions. Participants leaving the Plan may request rollover distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity. The Plan automatically does a rollover distribution to a qualified IRA for account balances between $1,000 and $5,000 if a Participant does not take a distribution or rollover to another account upon termination.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1)	Description of the Plan (continued)

Participants’ accounts

Separate accounts are maintained with respect to Plan Participants’ pre-tax contributions, employer matching contributions, and rollover contributions. Each Participant’s account is credited with the appropriate contributions and allowance of investment earnings and losses and charged with Plan investment expenses. Allocations of Plan earnings/losses and expenses are based on the proportion of each Participant’s account balance to the total of all account balances for each investment type.

Notes receivable from Participants

Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the Participant’s vested account balance. The maximum amount a Participant may borrow is equal to the lesser of $50,000 or 50% of the Participant’s vested account balance, reduced by any outstanding loan balance. A Participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the Participant’s principal residence. The loans are collateralized by the balance in the Participant’s account and bear interest at a fixed rate equal to the prime interest rate as of the first business day of the month when the loan was issued, plus 1%.

Notes receivable from Participants are measured at their unpaid principal balance plus accrued interest.

Payment of benefits

Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump-sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than 20 years. Participants may also elect to defer distributions, but in no event beyond April 1 of the year following the year in which the Participant turns 70 1/2.

Withdrawals of a Participant’s vested benefits are also permitted upon attainment of age 59-1/2 or, subject to Plan provisions, as a hardship distribution.

Forfeitures

Forfeitures of nonvested Company contributions are applied to reduce future Company contributions. Unallocated forfeited nonvested accounts totaled $14,534 and $35,534 as of December 31, 2011 and 2010, respectively. During 2011, forfeited nonvested accounts reduced Company contributions by $283,276.

Administrative expenses

Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2011, substantially all administrative expenses were paid by the Plan. Loan processing fees are deducted from the accounts of Participants who have requested loans.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1)	Description of the Plan (continued)

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement, and the trust thereunder, subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, Participants become fully vested in the Company contributions and are entitled to full distribution of such amounts. Additionally, any forfeitures that have not been used to reduce Company contributions to the Plan as of the termination will be credited pro rata to the accounts of all Participants in accordance with Plan provisions.

(2)	Summary of Significant Accounting Policies

Basis of presentation

The Financial Accounting Standards Board (“FASB”) sets U.S. generally accepted accounting principles (“GAAP”) to ensure consistent reporting. References to GAAP issued by the FASB in the accompanying notes are to the FASB Accounting Standards Codification (“FASB ASC”).

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets, liabilities and net assets and the reported amount of additions to and deductions from net assets. Actual results could differ from those estimates.

Concentration of credit risk and market risk

The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Subsequent events

Plan management has evaluated subsequent events through June 28, 2012, the date the Plan financial statements were available to be issued.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(2)	Summary of Significant Accounting Policies (continued)

Fair value measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a common definition for fair value to be applied to GAAP requiring the use of fair value, establishes a framework for measuring fair value, and expands disclosures about such fair value measurements. It also establishes a hierarchy for ranking the quality and reliability of the information used to determine fair values by requiring that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.
Level 2	—	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The investment’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Money Market Fund: Valued at cost, which approximates fair value.

Collective Trusts: Investments in common/collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments. The common collective trust has no unfunded commitments as of December 31, 2011, and can be redeemed daily with no redemption notice period or other redemption restrictions.

Mutual Funds: Valued using quoted market prices in active markets.

Starwood Common Stock: Valued using quoted market prices in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Benefits paid to Participants

Benefits paid to Participants are recorded in the period in which they are paid.

Assets transferred from other plans, net

If a Plan participant transfers employment between Starwood and an employer who (i) has a business relationship with Starwood (but is not in the Starwood controlled group within the meaning of IRC section 414) and (ii) sponsors an unrelated individually-designed retirement plan designated by Starwood, the participant’s account balance is automatically transferred to the retirement plan sponsored by the receiving employer.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(3)	Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$1,757,694	$—	$1,757,694
Collective Trusts			—
Bond	—	12,183,394	—	12,183,394
Mid and Small-Cap Stocks	—	10,935,247	—	10,935,247
Foreign Stocks	—	20,101,146	—	20,101,146
Age Based	—	166,171,706	—	166,171,706

Total Collective Trusts	—	209,391,493	—	209,391,493
Mutual Funds
Short-term	154,738,654			154,738,654
Bond	77,310,951	—	—	77,310,951
Large-Cap Stocks	97,526,579	—	—	97,526,579
Large and Mid-Cap Stocks	68,307,614	—	—	68,307,614
Mid-Cap Stocks	24,252,875	—	—	24,252,875
Mid and Small-Cap Stocks	10,679,460	—	—	10,679,460
Foreign Stocks	59,890,745	—	—	59,890,745

Total Mutual Funds	492,706,878	—	—	492,706,878
Starwood Common Stock	65,669,202	—	—	65,669,202

Total Investments at Fair Value	$558,376,080	$211,149,187	$—	$769,525,267

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$1,165,436	$—	$1,165,436
Collective Trusts
Age Based	—	151,382,773	—	151,382,773

Total Collective Trusts	—	151,382,773	—	151,382,773
Mutual Funds
Short-term	166,356,017	—	—	166,356,017
Bond	72,546,618	—	—	72,546,618
Large-Cap Stocks	86,144,865	—	—	86,144,865
Large and Mid-Cap Stocks	75,643,628	—	—	75,643,628
Mid-Cap Stocks	26,604,872	—	—	26,604,872
Mid and Small-Cap Stocks	11,249,522	—	—	11,249,522
Foreign Stocks	85,820,439	—	—	85,820,439

Total Mutual Funds	524,365,961	—	—	524,365,961
Starwood Common Stock	86,361,386	—	—	86,361,386

Total Investments at Fair Value	$610,727,347	$152,548,209	$—	$763,275,556

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(4)	Investments

The following investments, along with their respective percentage of net assets available for benefits, represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2011		2010
Vanguard Prime Money Market Fund	$154,738,654	19%	$166,356,017	21%

Vanguard Institutional Index Fund	97,526,579	12	86,144,865	11

PIMCO Total Return Admin. Fund	77,310,951	10	72,546,618	9

Starwood Common Stock	65,669,202	8	86,361,386	11

Fidelity Diversified International Fund	59,890,745	7	85,820,439	11

Wells Fargo Advantage Capital Growth Fund	54,624,351	7	61,791,282	8

BlackRock LifePath 2040	54,572,034	7	48,516,678	6

BlackRock LifePath 2030	50,051,141	6	45,800,989	6

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value as follows for the year ended December 31, 2011:

Collective Trusts	$(3,615,330)
Mutual Funds	(21,078,386)
Starwood Common Stock	(16,206,629)

$(40,900,345)

(5)	Tax Status

The Plan received a favorable determination letter from the IRS dated July 13, 2011. The determination letter was applicable for amendments adopted by the Plan through July 2011. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2011.

(6)	Party-in-Interest Transactions

Certain Plan investments are held in funds managed by State Street; therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Starwood common stock, qualifying these transactions as party-in-interest transactions. Fees incurred by the Plan for the investment management services amounted to $58,602 for the year ended December 31, 2011. In addition, fees paid to the Plan’s recordkeeper amounted to $3,635,627 for the year ended December 31, 2011.

The Company also charges the Trust for an allocation of certain administrative costs. The Company is the Trust sponsor; therefore, these transactions qualify as party-in-interest transactions. Total costs charged to the Trust were $219,632 for the year ended December 31, 2011.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500 at December 31:

	2011	2010
Net assets available for benefits per financial statements	$808,787,086	$801,774,934
Amounts allocated to withdrawing Participants	(119,618)	(538,426)

Net assets available for benefits per Form 5500	$808,667,468	$801,236,508

The following is a reconciliation of benefits paid to Participants as reported in the financial statements for the year ended December 31, 2011 to Form 5500:

Benefits paid to Participants per the financial statements	$71,904,575
Amounts allocated to withdrawing Participants at December 31, 2010	(538,426)
Amounts allocated to withdrawing Participants at December 31, 2011	119,618

Benefits paid to Participants per the Form 5500	$71,485,767

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

EIN #52-1193298

Plan #001

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
Money Market Fund
* State Street Short Term Investment Fund	1,757,694 units	$1,757,694

Collective Trusts

US Debt	1,158,952 units	12,183,394

ACWI EX US	2,453,907 units	20,101,146

Russell 2500	1,230,420 units	10,935,247

BlackRock LifePath Retirement	1,426,115 units	17,924,518

BlackRock LifePath 2020	3,323,478 units	38,634,679

BlackRock LifePath 2030	4,498,619 units	50,051,141

BlackRock LifePath 2040	5,065,749 units	54,572,034

BlackRock LifePath 2050	438,956 units	4,989,334

Total Collective Trusts		209,391,493

Mutual Funds

Vanguard Prime Money Market Fund	11,803,416 units	154,738,654

Vanguard Institutional Index Fund	2,057,767 units	97,526,579

PIMCO Total Return Admin. Fund	2,662,105 units	77,310,951

Hartford Mid	2,683,905 units	24,252,875

Veracity Small Cap Value Fund	1,040,010 units	10,679,460

John Hancock Classic Value Fund	2,159,871 units	13,683,263

Wells Fargo Advantage Capital Growth Fund	6,086,589 units	54,624,351

Fidelity Diversified International Fund	667,087 units	59,890,745

Total Mutual Funds		492,706,878

* Starwood Common Stock	449,778 shares	65,669,202

Participant Loans	Secured by vested benefits; maturity dates through May 2022; interest rates 4.25% - 9.5%	37,419,044

		$806,944,311

*	Represents a party-in-interest

Note: Cost information has been excluded as all investments are Participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Global Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN

By:	/s/ Alan Schnaid
Alan Schnaid
Starwood Hotels & Resorts Worldwide, Inc. Global Benefits Committee Member

Date: June 28, 2012

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit Number	Description of Exhibit

23.1	Consent of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm